UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

Livongo Health, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

539183103
(CUSIP Number)

Kinnevik AB (publ)

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm, Sweden

+46 8 562 000 00

With copies to:

Darren M. Schweiger

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4575

Facsimile: (212) 701-5575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103

1	Names of Reporting Person Kinnevik AB (publ)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Sweeden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 539183103

1	Names of Reporting Person Kinnevik Online AB
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Sweeden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 1 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”) of Livongo Health, Inc., a Delaware corporation (the “Issuer”), initially filed on July 31, 2019 (as amended, and as it may be further amended from time to time, the “Statement”), by the Reporting Persons with respect to the items set forth below. This Amendment No. 1 is being filed to reflect the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 5, 2020 (as may be amended from time to time, the “Merger Agreement”), by and among Teladoc Health, Inc. (“Teladoc”), the Issuer, and Tempranillo Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Teladoc (“Merger Sub”). Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 1 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On October 30, 2020 (the “Effective Date”), Teladoc and the Issuer consummated the transactions contemplated by the Merger Agreement, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Teladoc (the “Merger”), and, accordingly, the Reporting Persons no longer have beneficial ownership of any Issuer Common Stock.

As a result of the Merger, each share of Issuer Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain shares of Issuer Common Stock as set forth in the Merger Agreement) was converted into the right to receive Teladoc common stock and cash in accordance with the Merger Agreement.

Item 5: Interest in Securities of the Issuer

(a) and (b). As of the date hereof, the Reporting Persons do not beneficially own any Issuer Common Stock.

(c) Except as otherwise described in this Statement, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of Covered Persons, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

(d) Not applicable.

(e) On the Effective Date, following the transactions set forth herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer Common Stock.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented by the following:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2020

Kinnevik AB (publ)

By:	/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Chief Financial Officer

By:	/s/ Mattias Andersson
Name: Mattias Andersson
Title: General Counsel

KINNEVIK ONLINE AB

By:	/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Director

By:	/s/ Mattias Andersson
Name: Mattias Andersson
Title: Director